United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Offerpad Solutions Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

67623L109

(CUSIP Number)

Brian Bair

c/o Offerpad Solutions Inc.

2150 E. German Road, Suite 1

Chandler, Arizona 85286

(844) 388-4539

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67623L 109	13D	Page 1 of 6 Pages

1	Names of Reporting Persons Brian Bair
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 17,701,926
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,701,926
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,701,926
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person IN

CUSIP No. 67623L 109	13D	Page 2 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Offerpad Solutions Inc. (the “Issuer”) whose principal executive offices are located at 2150 E. German Road, Suite 1, Chandler, Arizona 85286.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Brian Bair (the “Reporting Person”). Mr. Bair is a United States citizen whose business address is c/o Offerpad Solutions Inc., 2150 E. German Road, Suite 1, Chandler, Arizona 85286. The Reporting Person’s present principal occupation is Chief Executive Officer and Chairman of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the shares of common stock of OfferPad, Inc. (“Old Offerpad”), held by the Reporting Person were automatically converted into 12,168,007 shares of Class B common stock of the Issuer (the “Class B Common Stock”). In addition, pursuant to the Merger Agreement the options to purchase common stock of Old Offerpad held by the Reporting Person were automatically converted into options to purchase Class A Common Stock. Finally, the shares of common stock of Old Offerpad held by the BAB 2021 Irrevocable Trust were automatically converted into 2,648,229 shares of Class B Common Stock.

Item 4.	Purpose of Transaction.

Business Combination

On September 1, 2021, pursuant to the agreement and plan of merger (the “Merger Agreement”), dated as March 17, 2021, by and among Supernova Partners Acquisition Company, Inc. (“Supernova”), Orchids Merger Sub, Inc., a wholly-owned subsidiary of Supernova (“Merger Sub”), and Old Offerpad. Pursuant to the Merger Agreement, Merger Sub was merged with and into Old Offerpad, with Old Offerpad surviving the merger as a wholly owned subsidiary of the Issuer (the “Business Combination” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the Business Combination, each outstanding share of Old Offerpad capital stock was converted into the right to receive approximately 7.533 shares of Class A Common Stock, provided however, that the Old Offerpad capital stock held by the Reporting Person automatically converted into the

CUSIP No. 67623L 109	13D	Page 3 of 6 Pages

right to receive a number of shares of Class B Common Stock based on the same exchange ratio. The rights of the Class B Common Stock are identical to the Class A Common Stock, except that the Class B Common Stock carries 10 votes per share on all matters submitted to a vote of the Issuer’s securityholders. The Class B Common Stock is convertible into Class A Common Stock on a 1-for-1 basis at any time at the election of the Reporting Person.

Registration Rights Agreement

In connection with the execution of the Merger Agreement, Supernova and certain stockholders of Old Offerpad entered into a registration rights agreement (the “Registration Rights Agreement”), which took effect upon the consummation of the Business Combination. Pursuant to the Registration Rights Agreement, the Reporting Person is entitled to demand registration rights, shelf registration rights and piggyback registration rights.

Offerpad Holders Support Agreement

In connection with the execution of the Merger Agreement, Supernova, Old Offerpad, and certain stockholders of Old Offerpad entered into the Offerpad Holders Support Agreement. Pursuant to the terms of the Offerpad Holders Support Agreement, the Reporting Person has, among other things, agreed to not transfer any shares of Class A Common Stock (the “Lock-Up Shares”) beneficially owned as of the date of the consummation of the Business Combination (the “Closing Date”) during the period of 180 days after the Closing Date, in each case, subject to limited exceptions including (x) with respect to 33% of the Lock-Up Shares if the closing price of the Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 30 days following the Closing Date and (y) with respect to an additional 50% of the Lock-Up Shares if the closing price of the Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 30 days following the Closing Date.

The foregoing descriptions of the Registration Rights Agreement and Offerpad Holders Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to the Schedule 13D and are incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 67623L 109	13D	Page 4 of 6 Pages

Subject to the terms of the Offerpad Holders Support Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Issuer’s board of directors (the “Board”), and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 17,701,926

•	Percent of Class: 7.3%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 17,701,926

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 17,701,926

•	Shared power to dispose or direct the disposition of: 0

The above amount consists of (i) 2,648,229 shares of our Class B Common Stock held by the BAB 2021 Irrevocable Trust, (ii) 12,168,007 shares of Class B Common Stock and (iii) 2,534,128 shares of Class A Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of September 1, 2021.

The above percentage is based on 223,528,935 shares of Class A Common Stock outstanding following completion of the Business Combination.

(c)	Except as described in Items 3 and 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 67623L 109	13D	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and Offerpad Holders Support Agreement and is incorporated herein by reference. Each of the Registration Rights Agreement and Offerpad Holders Support Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Amended and Restated Registration Rights Agreement, dated September 1, 2021 (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on September 7, 2021).

2	Offerpad Holders Support Agreement, dated as of March 17, 2021, by and among Supernova, Old Offerpad, the Reporting Person and certain other parties thereto (incorporated by reference to Annex E to Supernova’s proxy statement/prospectus dated August 12, 2021).

CUSIP No. 67623L 109	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2021

By:	/s/ Brian Bair
Name:	Brian Bair